May 2007	Pricing Sheet dated May 23, 2007 relating to
Preliminary Terms No. 263 dated April 24, 2007
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

P R I C I N G T E R M S – M AY 2 3, 2 0 0 7
Issuer:	Morgan Stanley
Maturity date:	August 20, 2011
Underlying indices:	Basket indices	Percentage weighting	Initial index closing value	Multiplier
	Dow Jones EURO STOXX 50 SM Index	33.3333%	4,452.70	0.000748602
	S&P 500® Index	33.3333%	1,522.28	0.002189676
	Nikkei 225® Index	33.3333%	17,696.97	0.000188354
Principal protection:	100%
Participation rate:	100%
Aggregate principal amount:	$30,750,000
Payment at maturity:	$10 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $10 times the participation rate times the basket percent change; provided that the supplemental redemption amount will not be less than zero.
Basket percent change:	(final index value – initial index value) / initial index value
Initial index value:	10, the sum of the products of the initial index closing value and multiplier for each basket index
Final index value:	The basket closing value on the determination date
Basket closing value:	The sum of the products of the index closing value and multiplier for each basket index
Determination date:	August 17, 2011
Basket setting date:	For the S&P 500 Index, the pricing date For the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, the index business day for such basket index immediately following the pricing date
Stated principal amount:	$10
Original issue price:	$10 (see “Commissions and issue price” below)
Pricing date:	May 23, 2007
Original issue date:	May 31, 2007 (5 business days after the pricing date)
CUSIP:	61747S413
Listing:

The notes have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the notes is “GBC.” It is not possible to predict whether any secondary market for the notes will develop.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
	Per note	$10.00	$0.25	$9.75
	Total	$30,750,000	$768,750	$29,981,250
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Original issue price” on page 5 of the preliminary terms for further details.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 263 dated April 24, 2007
Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.